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Derek Dostal

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4322 tel 212 701 5322 fax derek.dostal@davispolk.com

Confidential

March 8, 2021

Re:

European Biotech Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted February 5, 2021

CIK No. 0001841258

Form S-1

Filed February 17, 2021

Amendment to Form S-1

Filed March 4, 2021

File No. 333-253220

Mr. Alan Campbell
Ms. Suzanne Hayes
Division of Corporation Finance

Office of Life Sciences
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Campbell and Ms. Hayes:

On behalf of our client, European Biotech Acquisition Corp., a Cayman Islands private company with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated March 5, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting Amendment No. 2 to the Registration Statement (the “Amendment No. 2”) together with this response letter.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 2.

2

Registration Statement on Form S-1

Summary

Founder Shares, page 18

1.	Please disclose here and throughout your registration statement that you may extend the deadline for completion of a business combination. The discussion should clarify that in such event you will provide public shareholders with an opportunity to redeem their shares.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 19, 23, 27, 32, 46, 52, 53, 66, 75, 100, 103, 105, 108, 117, 125, 127, 133, 140 and F-8 in Amendment No. 2 accordingly.

Conflicts of Interest, page 33

2. Please expand your disclosure to disclose the difference in price per share paid for founders shares and public shares and the fact that founders shares and warrants will become worthless if you do not enter into a business combination as conflicts of interest.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 34 in Amendment No. 2 accordingly.

Redemption Rights for Public Shareholders on Completion of our Business Combination, page 99

3. Please revise your disclosure to clarify whether shareholders will be able to redeem their shares if they abstain or vote for a proposed business combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 99 in Amendment No. 2 accordingly.

Please do not hesitate to contact me at (212) 450-4322 or derek.dostal@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Derek Dostal
Derek Dostal

cc:	Via E-mail
Eduardo Bravo Fernandez de Araoz, Chief Executive Officer